

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

Via E-mail
Burke F. Norton, Esq.
Executive Vice President
Expedia, Inc.
333 108th Avenue N.E.
Bellevue, WA 98004

> **Re:    TripAdvisor, Inc.**
> **Registration Statement on Form S-4**
> **Filed on July 27, 2011**
> **File No. 333-175828**

Dear Mr. Norton:

We have reviewed the above-referenced registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.     Please include a cover page immediately following the Calculation of Registration Fee table and footnotes thereto that complies with Item 501 of Regulation S-K. Refer to Item 1 of Form S-4. Please ensure that the cover page includes the title and amount of the securities being registered and also identifies the market for Expedia's common stock and the trading symbol for those securities.

Question and Answers about the Annual Meeting and the Spin-Off

The Spin-Off Proposal, page 5

2.     Please balance your discussion in this section of the anticipated benefits of the spin-off with a discussion of the risks of the spin-off for both Expedia and TripAdvisor.

Q. What will I own after the Reverse Stock Split and the Trip Advisor Spin-off?, page 6

3.      To the extent possible, please quantify the costs associated with the proposed transactions.  As an example, please disclose here, consistent with your disclosure elsewhere, that you expect the total consideration to be paid to holders of preferred stock in the merger, based on the assumptions you have made, to be approximately $17,000.

Summary, page 9

4.      This section should be revised significantly to include a materially complete summary of the material terms of the spin-off, including the fact that the spin-off is contingent upon approval of the preferred stock merger.  Your reference to the amendments to your amended and restated certificate of incorporation on page 10 without describing them does not appear to satisfy this requirement.  Please revise or advise.

Risk Factors

"Risk Factors Relating to Expedia's and TripAdvisor's Businesses Following the Spin-Off," page 19

5.      We note the disclosure on page 141 that Expedia is relying on the exemption for controlled companies from certain NASDAQ requirements.  We also note your disclosure on page 85 that you expect that TripAdvisor will qualify as a controlled company under NASDAQ rules.  Please include appropriate risk factor disclosure regarding both companies' use of the rules governing "controlled companies" and the impact of these rules on their corporate governance, or advise.

"Expedia's and TripAdvisor's international operations involve additional risks…," page 21

6.      We note your statement in this risk factor that the laws and regulations of China restrict foreign investment in industries in which TripAdvisor operates and that the company has established effective control over its Chinese businesses through a series of agreements.  Please advise us if TripAdvisor's businesses in China are material to its financial condition and results of operations.  If they are, please include additional disclosure in this section and in the section discussing TripAdvisor after the spin-off regarding the PRC regulations to which TripAdvisor's Chinese operations are subject and the contractual arrangements through which it controls its Chinese businesses.  Also, file the related agreements as exhibits to the registration statement.

Proposal 1—The Spin-Off Proposal

Background and Reasons for the Spin-Off, page 40

7.      Please discuss whether the board considered alternatives to the spin-off of TripAdvisor and, if so, why they were rejected.  In addition, please expand your background disclosure to explain the circumstances leading the board to consider a

spin-off and how the board made the determination to undertake the spin-off at this particular time.

Benefits of the Spin-Off, page 40

8.      Please define the term "pure-play currencies" used in this section.

Risk Factors, page 40

9.      You disclose in this section that the board determined that the benefits of the spin-off outweighed the risks.  Although we note that the board did not assign relative weights to factors and that different board members may have had different reasons, please expand your disclosure to provide additional insights into how the board reached its conclusion and identify the most material reasons that the board decided to proceed with the spin-off.

Post Spin-Off Expedia Financing Arrangements, page 60

10.     You indicate in this section that certain covenants in your outstanding notes could restrict implementation of the proposed spin-off.  Please disclose this information in the Q&A or summary section at the beginning of the registration statement and provide updated information on the actions you are taking with respect to the outstanding notes.

Commercial Agreements, page 64

11.     Please explain and disclose the basis for your belief that the commercial agreements between Expedia and TripAdvisor were negotiated "at arm's length" or remove this reference.

Information about Expedia After the Spin-Off, page 64

12.     Please advise what consideration you have given to including in this section a discussion of the expected impact of the spin-off of TripAdvisor on Expedia's financial condition and operating performance.

Information about TripAdvisor After the Spin-Off, page 73

13.     With respect to third-party statements in the prospectus, such as the data attributed to comScore, PhoCusWright's Global Online Travel Overview and International Data Corporation in this section, please supplementally provide us with support for such statements.  To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TripAdvisor

Spin-Off, page 83

14.     Revise to address the impact that the agreements to be entered into subsequent to the completion of the spin-off, as discussed throughout your registration statement and in Note 14, will have on TripAdvisor's financial condition and results of operations in future periods.  Please refer to Section III.B.3 of SEC Release 33-8350.

Results of Operations . . . , page 84

15.     In your discussions of the results of operations, there are some instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed.  Revise your disclosure to provide quantification for each source that contributed to a material change in your MD&A discussion pursuant to Item 303(a)(3)(iii) of Regulation S-K and Section III. D of SEC Release 33-6835.  Additionally, tell us your consideration to quantify site traffic since that appears to be a primary driver of increases in your revenues.

Financial Position, Liquidity and Capital Resources, page 89

16.     You indicate on page D-19 that you have not provided for deferred U.S. income taxes on undistributed earnings of certain foreign subsidiaries that you intend to reinvest permanently outside the U.S.  Revise to disclose the amount of cash and investments that are currently held in subsidiaries where earnings are indefinitely reinvested.  To the extent that this tax strategy relates to certain countries, then disclose the names of such countries.  We refer you to Section IV of SEC Release 33-8350.

Contractual Obligations and Commercial Commitments, page 90

17.     Revise to include a footnote to the contractual obligations table to disclose TripAdvisor's obligation to enter into a $400 million term loan and a $200 million revolving credit facility subsequent to the spin-off and the related interest terms of these instruments.

TripAdvisor Management

Directors, page 93

18.     For each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director of TripAdvisor. Refer to Item 401(e) of Regulation S-K.

Proposal 2—Reverse Stock Split Proposal

Principal Effects of the Reverse Stock Split, page 123

19.     You indicate that the reverse stock split will not affect the number of shares of your
        common stock, Class B common stock and preferred stock that you are authorized to
        issue.  Please disclose in this section the number of shares of your common stock,
        class B common stock and preferred stock authorized.  Also, disclose in this section
        whether you presently have any plans, proposals or arrangements to issue any of the
        newly available authorized shares of stock for any purpose, including future
        acquisitions and/or financings.  Finally, discuss the possible anti-takeover effects of
        the effective increase in your authorized shares.  Refer to Release No. 34-15230.

Proposal 3—Preferred Stock Merger Proposal

The Merger, page 127

20.     You indicate that Expedia's board of directors has determined that the terms of the
        merger agreement are fair to, and in the best interests of, Expedia and its
        stockholders.  Please briefly discuss the factors your board considered in reaching this
        conclusion.

Expedia Executive Compensation

Cash Bonuses, page 160

21.     Disclose the specific performance goals set for stock performance and worldwide
        hotel bookings for 2010, and explain how achievement of these goals factored into
        the amount of the bonus awarded to each named executive officer.  Refer to Item
        402(b)(2) of Regulation S-K.  Also, disclose whether the cash bonus received by Mr.
        Kaufer for fiscal 2010, disclosed on page 98, was subject to achievement of these
        performance goals.

Where You Can Find More Information and Incorporation By Reference, page 182

22.     Please update this section to incorporate the applicable Exchange Act reports filed
        subsequent to the filing of the Form S-4.  Refer to Item 11 of Form S-4.

Item 22.  Undertakings

23.     Please include the Rule 415 undertakings required by Item 512(a) of Regulation S-K.
        Refer to Section II.F of Release 33-6578.

TripAdvisor, Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements, page
C-1

24.     Please provide us with your calculation of the adjustment to additional paid-in capital
        ("APIC").  In your response, please tell us how you determined the fair value of

TripAdvisor common stock that will be issued with the spin-off. Additionally, please tell us if the adjustment to APIC includes the warrants discussed in footnote (9) to the table of the calculation of registration fee. Finally, please consider revising your disclosure to allow investors to more easily determine how you calculated the APIC adjustment.

25. Please quantify and explain to us in further detail the nature of additional estimated costs associated with being a publicly traded company as discussed in adjustment (d). Also, your disclosures in note (d) indicate that these expenses include the costs related to services previously obtained from Expedia, such as accounting, legal, tax, corporate development and real estate costs. Please clarify whether this adjustment includes any additional accounting, legal, tax, corporate development or real estate costs, other than those associated with being a public company, and if so, please explain why such costs are not reflected in the company's audited financial statements. Additionally, please quantify the costs related to Expedia's obligation to fund a charitable foundation that will be assumed by TripAdvisor in connection with the spin-off. For the charitable contribution adjustment, please clarify these costs were not included in the company's historical financial statements. We refer you to SAB Topic 1.B.1.

26. Quantify and further explain your adjustment (e) for the shift of stock based compensation from Expedia to TripAdvisor for certain of these unvested awards and clarify why this expense was not included in historical stock based compensation expense pursuant to SAB Topic 1.B.1.

TripAdvisor, Inc. Consolidated Financial Statements

General

27. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Consolidated Statement of Operations, page D-3

28. We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations, which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Please revise to remove the sub-total of stock-based compensation expense. In addition, see the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06), Section I.B.2 located at
http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

29.     We note from your disclosures on page 88 that some of your amortization expense
        appears to be related to acquired technology.  Tell us your consideration to include
        amortization expense in cost of revenues.  We refer you, by analogy, to ASC 985-20-
        45-1 (FASB Staff Implementation Guide, SFAS 86, Question 17).  If you intend to
        continue classifying amortization related to cost of revenue in your amortization
        expense line item, disclosure of the exclusion and the amount should be made as a
        footnote to the cost of revenue line caption in accordance with SAB Topic 11B.

30.     We note your line item titled, Technology and Content, includes product
        development, website engineering and content expense, as well as the operation of
        your information technology costs to support your infrastructure, back-office
        applications and overall monitoring and security of networks. Please tell us how you
        considered allocating each of these expenses between other expense line items in your
        Consolidated Statements of Operations (i.e., cost of revenue, general and
        administrative, or additionally into research and development).  In your response, tell
        us why you believe your current presentation complies with Rule 5-03 of Regulation
        S-X.

Note 1. Organization and Basis of Presentation

Basis of Presentation, page D-7

31.     You indicate that you allocated certain Expedia corporate expenses to TripAdvisor.
        Revise to disclose your methodology to allocate these expenses along with
        management's assertion that the method used was reasonable pursuant to SAB Topic
        1.B.2.  You should also disclose, if practicable, management's estimate of what the
        expenses would have been on a stand-alone basis (i.e., the cost that would have been
        incurred if TripAdvisor had operated as an unaffiliated entity for each year
        presented), if such costs are materially different from your allocation.

Note 2.  Significant Accounting Polices

Consolidation, page D-8

32.     You indicate that certain of your subsidiaries operate in China and have variable
        interests in affiliated entities, which are consolidated.  Please tell us the amount of
        total assets, net assets, revenues, operating income, and net income for your Chinese
        operations for each period presented.

Subsequent Events, page D-8

33.     Revise to disclose that the date through which you evaluated subsequent events, July
        26, 2011, represents the date non-SEC filers should disclose if it is based on the date
        the financial statements were issued or were available to be issued pursuant to ASC
        855-10-50-1.

Property and Equipment, Including Website and Software Development Costs, page D-9

34.     You disclose that you capitalize internal and extern costs for website development
        and internal use software.  Please explain the nature of the capitalized costs in further
        detail.  In addition, please confirm if these costs include any capitalized content
        costs.  If so, then please tell us the amount of capitalized content costs recorded in
        each period presented.  We may have further comments.

Note 5. Goodwill and Intangible Assets, Net, page D-14

35.     Revise to disclose the information in the table on page D-15 for intangible assets with
        definite lives to be by major intangible asset class pursuant to ASC 350-30-50-1.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

   •    should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

   •    the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

   •    the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement.  Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to the undersigned at (202) 551-3457.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     Via E-mail
        Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz